Filed by Union Acquisition Corp. II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Union Acquisition Corp. II

Commission File No.: 001-39089

Procaps Group Reports Record First Quarter 2021 Financial Results

First Quarter 2021 Net Revenues Increased 36% to $80.5 Million Year-Over-Year with Adjusted EBITDA Up 103% Year-Over-Year

Company Reaffirms Revenue and Adjusted EBITDA Growth Trajectory for Second Quarter of 2021

BARRANQUILLA, COLOMBIA – May 13, 2021 – Procaps Group, a leading integrated international healthcare and pharmaceutical company, today announced its financial results for the first quarter ended March 31, 2021.

Key First Quarter Financial Highlights

●	Net revenues increased by $21.4 million or 36% to $80.5 million versus $59.1 million in the first quarter of 2020, driven by strong demand across our CDMO, branded Rx and OTC businesses in both our existing products as well as from our continued rollout of new product launches.

●	Adjusted EBITDA increased by 103% to $10.1 million versus $5.0 million in the first quarter of 2020.

o	Adjusted EBITDA margin increased by over 400 basis points compared to the first quarter of 2020.

●	LTM Adjusted EBITDA for the period ended March 31, 2021 was approximately $95.6 million representing an Adjusted EBITDA margin of approximately 27%.

●	Net Debt-to-Adjusted EBITDA ratio was 2.1X for the first quarter of 2021.

Management Commentary

“Our strong financial and operational performance in the first quarter of 2021 is a testament to our innovative product pipeline and robust demand for our products and services,” said Ruben Minski, Procaps Founder, Chairman and Chief Executive Officer. “All five of our business units experienced double-digit revenue growth leading to an increase of over 100% in quarterly Adjusted EBITDA.”

“Of note, our Procaps Colombia business unit saw increased demand in therapeutic areas related to chronic diseases and the launch of new products in select therapeutic areas such as monoclonal antibody, pain relief and dermatology.”

“Likewise, our Nextgel business unit also experienced increased demand from our CDMO business from third parties, and the launch of new products in Brazil as well as new products in our Funtrition (gummies) line. This performance validates our market position as the largest pharmaceutical integral CDMO in Latin America and top three preferred supplier globally in terms of volume of softgel production capacity.”

“As we look to further growth initiatives, in our B2B segment, we expect to see growth from both our existing portfolio and pipeline, with an estimate of over 600 product launches in the next three years. In our B2C segment, we are looking at growth initiatives from our existing portfolio and from new products focused on current therapeutic areas, such as chronic diseases, pain relief, immunology, cardiology, respiratory, dermatology, and internationalization of our existing portfolio, with on-going efforts to expand our footprint of successful products outside of Colombia,” continued Minski.

2021 Financial Guidance

“The momentum experienced in the first quarter of 2021 is holding into the second quarter, and we believe we are on track to meet or exceed our previously estimated second quarter fiscal year 2021 guidance. In conjunction with our second quarter financial results to be reported in August, Procaps Group will also update its 2021 full year guidance for net revenues of $436 million and Adjusted EBITDA of $105 million. As of March 31, 2021, Procaps Group had an LTM Adjusted EBITDA of approximately $95.6 million, representing an LTM Adjusted EBITDA margin of approximately 27%.”

“Finally, on March 31, 2021, we announced the execution of a definitive business combination agreement with Union Acquisition Corp. II (NASDAQ: LATN), a special purpose acquisition company and Procaps Group along with a fully committed $100 million PIPE financing investment. I am happy to report that everything remains on track and we expect to file the form F-4 proxy / prospectus with our fully-audited 2019 and 2020 financial statements in the coming weeks. We believe the business combination will fuel our expansion, drive continued Adjusted EBITDA and margin expansion while leveraging our strategic roll-up strategy that we believe will drive an accelerated competitive position and value creation for shareholders. Today, we encompass a proprietary, innovative portfolio of branded Rx and OTC products and services sold, distributed and provided to over 50 markets. As we look out over the next 12 months, we expect to double those metrics that will strategically position Procaps to achieve our near-term goal of $1 billion in net revenues. We look forward to sharing more on our developing story during investor conferences in May and June,” concluded Minski.

Key First Quarter 2021 Operational Highlights

Product Development and Intellectual Property

●	Product development efforts focused on:

o	Enhancing advanced oral delivery systems with specialty technologies enabling new product offers in novelty platforms;

o	Growth in our own product portfolio from new formulations of nutritional gummies (Funtrition line) and new softgel products sold in Brazil;

o	Alliances with niche sources for monoclonal antibodies, and other biosimilars;

o	Therapeutical areas of our branded Rx portfolio related to chronic diseases, pain relief, monoclonal antibody, and dermatology; and

o	Roll out of new products throughout the markets in which Procaps Groups operates in, and expansion of products into new geographic areas.

●	New product launches for 2021:

o	Biosimilars such as Insulin and Rituximab;

o	Novelty products such as Kimod (Ivermectin in Softgels), Blefadex (eyecare product) and Epapure (icosapent-ethyl);

o	New pharma combo product using proprietary technology Unigel combining Levocetirizine and Montelukast; and

o	Anesthetics for intra-clinical use.

●	We expect to launch at least 59 product candidates through internal development capabilities, from now through 2023, which are then planned for roll-out throughout regional markets.

Commercialization

●	Leading pharmaceutical CDMO in Latin America and top 3 globally in terms of volume of softgel production capacity

o	Increased demand of products manufactured for third parties, primarily from the U.S. and Latin American customers.

o	Important growth in the production of our gummies products focused on the immune system.

o	New softgels and gummies (Funtrition) product launches.

o	Improved capacity utilization of our softgel plant in Brazil.

Growth Strategy

●	B2B: Growth from both our existing portfolio and pipeline (with an estimate over 600 product launches in the next three years).

●	B2C: Growth from our existing portfolio and from new products focused on current therapeutic areas and the internationalization of our existing portfolio, with on-going efforts to expand our footprint of successful products outside of Colombia.

●	M&A: Focused on our roll-up consolidation strategy of pharma targets in Mexico, Central America and the Andean region, and CDMO targets in Mexico and Brazil.

●	E-Health Platform: Exponential growth coming from our fully-operational diabetes platform with upcoming expansion plans into other countries.

●	Key development areas include telehealth and digital health, ophthalmic products, and novel and orphan drug portfolios.

Team

●	Further strengthened management team to support commercial growth opportunities with the appointments of:

o	Dr. Camilo Camacho as President of Procaps Group.

o	Senior executive from Abbott Laboratories Latin American EPD Division to accelerate Procaps Group’s rollout of global growth initiatives and strengthen its management team.

Environmental, Social & Governance (ESG)

●	We established ESG guiding principles and, going forward, expect to develop and report on our ESG accomplishments as much of our innovation is focused in this area.

●	Procaps Group currently employs over 5,000 individuals across 13 countries with a strong history and focus on ESG principles including resource-saving policies, HR and social programs and corporate policies.

Business Combination with Union Acquisition Corp. II

●	On March 31, 2021, Union Acquisition Corp. II (NASDAQ: LATN) (“LATN”), a special purpose acquisition company founded by Kyle P. Bransfield, and Procaps Group announced the execution of a definitive business combination agreement along with a fully committed $100 million PIPE financing investment (the “Procaps Group Transaction”).

●	The Procaps Group Transaction is expected to be completed in the third quarter of 2021, subject to, among other things, the approval by LATN shareholders and the satisfaction or waiver of other customary closing conditions set forth in the definitive business combination agreement for the Procaps Group Transaction.

First Quarter 2021 Financial Results

Net revenues for the first quarter of 2021 totaled $80.5 million, compared to net revenues of $59 million for the first quarter of 2020. Net revenues by strategic business unit (“SBU”) is shown below.

		Net Revenue by SBU
	US$mm	1Q20	1Q21	% Growth

a.	Procaps Colombia	$18.7	$26.9	44%
b.	Nextgel	19.9	27.1	36%
c.	CAN	7.6	8.5	12%
d.	CASAND	8.2	11.9	45%
e.	Diabetrics	4.8	6.2	29%
	Total	$59.1	$80.5	36%

The increase in net revenue was attributed to growth across all SBUs.

●	Procaps Colombia

o	Continued demand for our pharma business and for our differentiated brands helped support a 44% growth in net revenue for the first quarter of 2021 when compared to the first quarter of 2020. Increased demand for therapeutic products related to chronic diseases resulted in an incremental increase in revenues for the period. In addition, the launch of new products in select therapeutic areas such as monoclonal antibody, pain relief and dermatology also contributed an incremental increase in revenues during the quarter.

●	Nextgel

o	The 36% growth in net revenue for the first quarter of 2021 when compared to the first quarter of 2020 in this business unit was driven by strong demand from our CDMO business from third parties, and the launch of new products in Brazil as well as new products in our Funtrition (gummies) line.

●	Central America North (CAN)

o	Increased demand for our branded Rx and OTC brands demonstrates the favorable market dynamics during the first quarter of 2021. Our strategic decisions to lower inventory levels from distributors and increase our point of sales penetration, as well as effective marketing strategies have continued to contribute to strong results this quarter, improving cost to serve and resulting in a 12% growth in net revenues for the first quarter of 2021 when compared to the first quarter of 2020.

●	Central America South and Andean Region (CASAND)

o	Net revenue growth of 45% for the first quarter of 2021 when compared to the first quarter of 2020 was the result of an increase in revenue from the distributor channels due to higher demand in the market, the rollout of new products in the region, further development of new products and the continued strengthening of our existing brands in key growth markets.

●	Diabetrics

o	Increased demand for our core Diabetrics products resulted in a net revenue growth of 29% for the first quarter of 2021 when compared to the first quarter of 2020. Continued demand for our Blood Glucose Meters, new product launches in Colombia, and higher use of our digital health platform, Zutrics, accompanied by the rollout of our diabetics solutions portfolio in El Salvador have all contributed to the 29% growth in net revenues for the period.

Gross profit increased by 24% to $42.1 million for the first quarter of 2021, compared to $33.9 million for the first quarter of 2020. The increase in gross profit for the first quarter of 2021 was primarily attributable to strong topline growth.

Total operating expenses increased by 12% to $38.0 million for the first quarter of 2021, compared to $34.0 million for the first quarter of 2020. The increase in operating expenses was primarily related to transaction-related expenses of approximately $2.6 million incurred in the quarter.

Adjusted EBITDA increased by 103% to $10.1 million for the first quarter of 2021, compared to $5.0 million for the first quarter of 2020. This increase was driven by strong demand across our CDMO, branded Rx and OTC businesses from both our existing products as well as from our continued rollout of new product launches. Adjusted EBITDA margin increased by over 400 basis points for the first quarter of 2021 when compared to the first quarter of 2020.

See below under the heading “Use of Non-IFRS Financial Information” for a discussion of Adjusted EBITDA and a reconciliation of net income, which the Company believes is the most comparable IFRS measure, to Adjusted EBITDA.

Total net debt as of March 31, 2021 totaled $199.2 million, of which approximately 51% consisted of long-term obligations. Net Debt-to-Adjusted EBITDA ratio as of March 31, 2021 was 2.1x.

Use of Non-IFRS Financial Measures

Our management uses and discloses EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA, LTM Adjusted EBITDA margin and Net Debt-to-Adjusted EBITDA ratio, which are non-IFRS financial information to assess our operating performance across periods and for business planning purposes. We believe the presentation of these non-IFRS financial measures is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate our business. These non-IFRS measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and should be viewed as supplemental and in addition to our financial information presented in accordance with IFRS.

We define EBITDA as net income/(loss) before finance income and expense, income tax expense, and depreciation and amortization. Adjusted EBITDA further adjusts EBITDA by excluding certain extraordinary expenses such as COVID-related and transaction-related expenses, severance, non-recurring non-operating expenses, certain provisions and FX changes. We also report Adjusted EBITDA as a percentage of net revenue as an additional measure so investors may evaluate our Adjusted EBITDA margins. None of EBITDA, Adjusted EBITDA or Adjusted EBITDA margin are presented in accordance with generally accepted accounting principles (“GAAP”) or IFRS and are non-IFRS financial measures.

We use EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA and Net Debt-to-Adjusted EBITDA ratio for operational and financial decision-making and believe these measures are useful in evaluating our performance because they eliminate certain items that we do not consider indicators of our operating performance. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA and Net Debt-to-Adjusted EBITDA ratio are also used by many of our investors and other interested parties in evaluating our operational and financial performance across reporting periods. We believe that the presentation of EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA and Net Debt-to-Adjusted EBITDA ratio provides useful information to investors by allowing an understanding of key measures that we use internally for operational decision-making, budgeting, evaluating acquisition targets, and assessing our operating performance.

EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA and Net Debt-to-Adjusted EBITDA ratio are not recognized terms under IFRS and should not be considered as a substitute for net income (loss), cash flows from operating activities, or other income or cash flow statement data. These measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of our results as reported under IFRS. We strongly encourage investors to review our financial statements in their entirety and not to rely on any single financial measure.

Because non-IFRS financial measures are not standardized, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA and Net Debt-to-Adjusted EBITDA ratio, as defined by us, may not be comparable to similarly titled measures reported by other companies. It therefore may not be possible to compare our use these non-IFRS financial measures with those used by other companies.

The following table contains a reconciliation of net loss to EBITDA, Adjusted EBITDA and Adjusted EBITDA margin for the periods presented. The Company is unable to present a reconciliation of its second quarter 2021 net revenue and Adjusted EBITDA guidance because management cannot reliably predict all of the necessary components of such measures. Accordingly, investors are cautioned not to place undue reliance on this information.

Procaps Group

Reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin

(in thousands of U.S. dollars, unless otherwise stated)

	Quarterly Income Statement
	1Q20	1Q21	% Growth

Net revenues	59,121	80,475	36%
Cost of sales	(25,241)	(38,389)
Gross profit	33,879	42,087	24%
Selling expenses	(18,476)	(19,542)
Administrative expenses	(15,486)	(18,484)
Other income (expenses)	(4,299)	(496)
Net financial costs	(5,008)	(7,169)
Profit before tax	(9,390)	(3,605)
Taxes	(13)	30
Net income	(9,403)	(3,575)

EBIT	(4,382)	3,564
D&A	3,301	3,085
Other Adjustments
Covid-related expenses[1]	--	806
Transaction-related expenses	--	2,641
FX effect	3,697
Other adjustments[2]	2,349	--
EBITDA	4,965	10,096	103%

[1]	Covid-related expenses for the year of approximately $2 million represent expenses to assist employees (i.e., transportation, other non-recurring expenses, etc.) that the Company expects to no longer incur once the pandemic is over.

[2]	Other adjustments include severance, non-recurring non-operating expenses, and provisions.

About the Business Combination with Union Acquisition Corp. II

On March 31, 2021, Union Acquisition Corp. II (NASDAQ: LATN) (“LATN”), a special purpose acquisition company founded by Kyle P. Bransfield, and Crynssen Pharma Group Limited (the “Procaps Group”) announced the execution of a definitive business combination agreement along with a fully committed $100 million PIPE financing investment.

In addition, the Procaps Group Transaction is expected to be completed in the third quarter of 2021, subject to, among other things, the approval by LATN shareholders and the satisfaction or waiver of other customary closing conditions set forth in the definitive agreement for the Procaps Group Transaction. In connection with SEC guidance on the treatment of warrants, LATN and the Procaps Group have been working on the proper classification of warrants in connection with the form F-4 filing, which is expected to be filed with the SEC in early June.

Proposed Business Combination Highlights

●	Procaps Group is a family-owned Latin American pharmaceutical company established over 40 years ago that has grown into a leading integrated pharma company with a presence in 13 countries and product reach in 50 markets modernizing oral drug delivery technology and manufacturing capabilities.

●	Procaps Group’s state-of-the-art manufacturing capabilities provide innovative delivery technologies protected by an extensive IP moat and supported by industry accolades such as the first FDA-approved pharmaceutical plant in South America for selling Rx products into the U.S.

●	Procaps Group today is the largest pharmaceutical contract development and manufacturing organization “CDMO” in Latin America and top 3 globally in terms of volume of softgel production capacity.

●	Procaps Group currently employs 5,000 people across 13 countries with a strong history and focus on ESG principles including resource-saving policies, HR and social programs and corporate policies.

●	Procaps Group generated gross revenue of $388 million and Adjusted EBITDA of $90 million in 2020 and is on track to reach $436 million in gross revenue and $105 million in Adjusted EBITDA in 2021. Procaps Group expects full-year Adjusted EBITDA margin expansion from 22% in 2019 to 26% in 2021 with strong positive free cash flow. Approximately 44% of Procaps Group revenue in 2020 was USD-denominated.

●	Transaction represents the first ever Latin American focused SPAC to include a fully committed and over-subscribed SPAC-related ordinary share PIPE.

●	Transaction is expected to enable further investment in growth and new product categories and positions Procaps Group to capitalize on favorable regional dynamics through organic growth in B2B & B2C segments.

●	Transaction also positions the Company to drive inorganic growth through a roll-up strategy focused on mid-sized companies in the region. The Company’s M&A plan will focus on pharma and CDMO targets, as well as the possibility for transformational acquisitions in the future.

●	Transaction represents attractive entry valuation at 10.75X estimated 2021 EV/EBITDA multiple versus global CDMO and pharmaceutical industry comparable companies.

●	Combined Company to have an implied initial enterprise value of approximately $1.1 billion, and expected gross cash proceeds after closing to include a $100 million fully committed PIPE.

●	Combined Company strategically positions Procaps Group as a differentiated Latin American integrated pharma company leveraging a proprietary and proven M&A strategy that has the potential to deliver significant Adjusted EBITDA growth and margin expansion.

●	The PIPE was raised from a broad group of Latin American investors, healthcare investors and thought leaders. These include pan-regional funds such as Moneda Asset Management, as well as Chilean-based Consorcio Seguros, among several other unnamed global and healthcare investors.

●	Transaction is expected to close in the third quarter of 2021, with the Combined Company expected to be listed on the Nasdaq Capital Market under the symbol “PROC.”

Procaps Group Business and Operational Highlights

Leading regional pharmaceutical player with global reach and accomplished management team

●	Founded in 1977 by the Minski Family with 5,000+ employees across 13 countries
●	Gross revenue of $388 mm in 2020, and projected $436 mm for 2021
●	Innovative delivery technologies transform branded generics into differentiated products

In-house R&D capabilities driving attractive growth opportunities

●	Avenues for growth with a robust pipeline and a high product renewal rate
●	Focus on differentiated, high margin, and high barrier-to-entry products

Leading pharmaceutical integral CDMO specialized in softgels

●	A preferred supplier to the global pharmaceutical companies
●	Top 3 global player by softgel production capacity, with strong growth potential and long-standing reputable clients including Glaxo, Pfizer and Abbott

Proprietary portfolio of branded Rx and OTC products

●	Robust proprietary portfolio with strong growth rates
●	99% of product portfolio is proprietary

Positioned to capitalize on favorable regional dynamics

●	LatAm’s pharma sales expected to outperform global growth
●	Healthcare expenditure expected to reach a 7% CAGR from 2020 – 2022
●	LatAm’s aging population expected to increase boosting demand for pharma

Strong history and focus on ESG Principles

●	Resource saving polices, HR & social programs and governance are important to Procaps

About Procaps Group

Procaps Group is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in Latin America and has more than 5,000 collaborators working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) and prescription drugs, nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or Procaps Group’s investor relations website investor.procapsgroup.com.

About Union Acquisition Corp. II.

Union Acquisition Corp. II, led by Kyle Bransfield, is a Cayman Islands exempted company incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. For more information, please click here.

Important Information About the Merger and Where to Find It

In connection with the proposed business combination, Procaps Group, S.A. (“Holdco”) , a subsidiary of Procaps Group that will be become the holding company of LATN and Procaps Group as of the closing of the proposed business combination, is expected to file a registration statement on Form F-4 (the “Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) that will include a proxy statement of LATN that will also constitute a prospectus of Holdco. LATN, Procaps Group and Holdco urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed transaction, as these materials will contain important information about Procaps Group, Holdco, LATN and the proposed business combination transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of LATN as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Form F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: BTG Pactual US Capital, LLC, Attention: Prospectus Department, Email: OL-BTGPactual-ProspectusDepartment@btgpactual.com. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

LATN and Procaps Group and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination described in this press release under the rules of the SEC. Information about the directors and executive officers of LATN is set forth in LATN’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”) on October 17, 2019, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Union Acquisition Corp. II, 1425 Brickell Ave., #57B, Miami, FL 33131. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the LATN shareholders in connection with the proposed business combination will be set forth in the registration statement containing the proxy statement/prospectus for the proposed business combination when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projected financial information, including Q2 2021 net revenue, Adjusted EBITDA guidance, and expected revenue over the next 12 months; the expected gross cash proceeds from the Procaps Group Transaction and its effects on expansion, Adjusted EBITDA, Adjusted EBITDA margin and the doubling of certain metrics; expectations relating to the growth of Procaps Group’s B2B and B2C business, e-health platform and key development areas; expectations related to potential M&A acquisitions; the closing of the business combination transaction; expectations relating to Procaps Group’s ability to invest in growth and new product categories and capitalize on favorable regional dynamics through organic and inorganic growth; estimated product and product candidate launches in next three years; expected LatAm pharma sales, healthcare expenditures and boost in demand from aging LatAm population; and expected synergies as a result of the appointment of Dr. Camilo Camacho as president of Procaps Group. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of LATN, Procaps Group, or Holdco , prior to or following the completion of any proposed business combination, are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this press release include, but are not limited to: (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) the inability to successfully retain or recruits officers, key employees, or directors following the proposed business combination; (4) effects on LATN’s public securities’ liquidity and trading; (5) the market’s reaction to the proposed business combination; (6) the lack of a market for LATN’s securities; (7) LATN’s and Procaps Group’s financial performance following the proposed business combination; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that LATN or Procaps Group may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by LATN. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the business combination due to the failure to obtain approval from LATN shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the outcome of any legal proceedings that may be instituted against LATN or Procaps Group following announcement of the proposed business combination and related transactions, the impact of COVID-19 on Procaps Group’s business and/or the ability of the parties to complete the business combination, the ability to obtain or maintain the listing LATN’s ordinary shares on Nasdaq following the proposed business combination, costs related to the proposed business combination, changes in applicable laws or regulations, the possibility that LATN or Procaps Group may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those to be included under the header “Risk Factors” in the Form F-4 to be filed with the SEC and those included under the header “Risk Factors” in the final prospectus of LATN related to its initial public offering, as well as LATN’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Procaps Group Investor Contact:

Chris Tyson/Doug Hobbs

SPAC Alpha IR+

(949) 491-8235

LATN@mzgroup.us

LATN Contact:

Kyle P. Bransfield

Chief Executive Officer

Union Acquisition Corp. II

(305) 306-2522